July 25, 2019

Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N 3rd St
Bismarck, ND 58501

       Re: ADM Endeavors, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed July 8, 2019
           File No. 000-56-047

Dear Mr. Mees:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A2 Filed July 8, 2019

Item 2- Financial Information, page 7

1. Please expand your disclosure of financial information in Item 2 to include material changes in results of operations and financial condition for the interim period ended
      March 31, 2019. Refer to Item 303(b) of Regulation S-K for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ardell Mees
ADM Endeavors, Inc.
July 25, 2019
Page 2

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding the comment on the financial statements and related matters. Please contact Kate McHale, Staff
Attorney, at (202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameArdell Mees
                                                          Division of
Corporation Finance
Comapany NameADM Endeavors, Inc.
                                                          Office of
Manufacturing and
July 25, 2019 Page 2                                      Construction
FirstName LastName